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As filed with the Securities and Exchange Commission on January 5, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KINTERA, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3320515
(State of Incorporation)	(I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Harry E. Gruber, M.D.
President and Chief Executive Officer
Kintera, Inc.
9605 Scranton Road, Suite 240
San Diego, CA 92121
(858) 795-3000
(Name, address, including zip code, and telephone number, including area code, and address of agent for service)

Copy to:

Scott M. Stanton, Esq.
Morrison & Foerster LLP
3811 Valley Centre Drive, Suite 500
San Diego, CA 92030
(858) 720-5100

Approximate date of commencement of proposed sale to public: From time to time, after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Share(1)	Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock	2,500,000 shares	$9.355	$23,387,500	$2,752.71

(1)
Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee, based upon the average of the high and low sale prices of our common stock on January 3, 2005 on the Nasdaq National Market.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 5, 2005

PRELIMINARY PROSPECTUS

2,500,000 Shares

Common Stock

        This prospectus relates to the resale of 2,500,000 shares of our common stock held by certain of our stockholders. We are registering our common stock for resale by these selling stockholders who may offer such shares for sale from time to time at market prices prevailing at the time of sale or at privately negotiated prices. The selling stockholders may sell the shares directly to purchasers or through underwriters, broker-dealers or agents that may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from this offering. See "Plan of Distribution" for more information. We will bear costs relating to the registration of these shares.

        Our common stock is traded on the Nasdaq National Market under the symbol "KNTA." On January 3, 2005, the last reported sales price for our common stock as quoted on the Nasdaq National Market was $9.02 per share.

        Our business and an investment in our common stock involve significant risks. These risks are described under the caption "Risk Factors" beginning on Page 4 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        , 2005

TABLE OF CONTENTS

Our Company	1
The Offering	3
Risk Factors	4
Forward Looking Statements	13
Use of Proceeds	13
Dilution	13
Plan of Distribution	14
Principal and Selling Stockholders	16
Legal Matters	21
Experts	21
Where You Can Find Additional Information	21
Incorporation of Documents by Reference	22

        You should rely only on the information contained in this prospectus or other information to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

OUR COMPANY

Overview

        We are an innovative provider of software and services that enable nonprofit organizations to use the Internet to increase donations, reduce fundraising costs, improve operations and build awareness and affinity for their causes by bringing employees, volunteers and donors together in online, interactive communities. Nonprofit organizations raised approximately $241 billion in donations in 2003 according to Giving USA (a publication of the AAFRC Trust for Philanthropy researched and written by the Center on Philanthropy at Indiana University). Many of the more than 1.3 million nonprofit organizations registered with the Internal Revenue Service in the United States use Internet tools to enhance their fundraising and communication efforts. According to the Nonprofit Times, a publication for nonprofit managers, online giving exceeded $2.0 billion in 2003, and we believe this amount will continue to grow.

        Our flagship product, Kintera Sphere™, is managed as a single system and offered to nonprofit organizations as a service accessed with a web browser. Nonprofit organizations use Kintera Sphere to manage their websites, special events and membership, organize individuals, advocate causes, perform wealth screening, raise major gifts, deliver services and programs and execute personalized marketing campaigns. We also offer services, software and data to nonprofit organizations to assist them with their fundraising efforts and awareness campaigns as well as directed giving program tools and services, accounting software and consulting and advocacy services.

        We typically enter into customer contracts for Kintera Sphere that are one year or more in duration. Our customers pay us upfront fees and monthly service fees for access to Kintera Sphere and transaction-based fees tied to the donations and purchases we process. We also typically enter into service contracts that are 12 months or longer in duration.

        Since launching our service in the first quarter of 2001, we have experienced significant growth with our total online donations processed increasing from $41.8 million for the twelve months ended September 30, 2003 to $87.2 million for the twelve months ended September 30, 2004. Acquisitions have also been an important part of our development to date. In 2004, we acquired several companies. These acquisitions have enabled us to expand our service offerings to include wealth profiling and screening services, directed giving programs, accounting software, consulting and advocacy services. We plan to continue to acquire companies that provide us with proprietary technology, access to key accounts or personnel with significant experience in the nonprofit industry.

        As of November 4, 2004, we have signed contracts with over 2,200 nonprofit organizations, some of which have hundreds of individual chapters or divisions.

        Our principal offices are located at 9605 Scranton Road, Suite 240, San Diego, California 92121. Our telephone number is (858) 795-3000. Our website address is www.kintera.com. The information contained on our website is not intended to be incorporated by reference into this prospectus.

Our Solution

  Kintera Sphere

        Kintera Sphere automates the workflow of a nonprofit organization's employees, volunteers and donors, thereby facilitating better communication and more effective fundraising. Using our system, nonprofit organizations motivate and reward community members with timely feedback, personalized communications and targeted content. By building a stronger sense of community, nonprofit organizations can increase the commitment of employees, volunteers and donors to a cause and improve the success of their fundraising efforts. Key elements of Kintera Sphere include:

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  Content Management. Our content management tools enable nonprofit organizations to build and manage websites optimized for community-building and fundraising.

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  Contact Management. We provide a comprehensive set of customer relationship management tools that build user profiles by tracking content viewing and preferences, website usage patterns, event attendance and transactional activities.

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  Communication. We automate and simplify many of the tasks required to manage enterprise-wide or individual email campaigns. Our tools manage the preparation, targeting and distribution of emails and electronic newsletters.

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  Reporting. Our online reporting system delivers extensive, real-time information such as account status, website visitation metrics, member profiles and donation data. Nonprofit organizations can generate a variety of standard and customized reports on individual donors and campaigns.

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  Commerce. Our software can be used to collect donations, sell products and services, run online stores, provide membership and benefit centers, manage event registration and offer tribute cards.

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  Community. Our community tools coordinate users' interaction with our content, communication, database and other tools. A user's role or status in the organization determines which data, tools, features and content they are able to access. Community tools also track the activities of employees, volunteers and donors.

  Wealth Profiling and Screening Services

        In February 2004, we completed the acquisition of Prospect Information Network, LLC, a provider of software, services and data for nonprofit organizations. As a result of this acquisition, we now offer our Prospect Information Network (P!N) service, a wealth and screening profiling service that enables nonprofits to more efficiently identify, profile, monitor and rank the wealth of prospects in their databases. P!N also enables nonprofits to edit, analyze, prioritize and combine external data collected from a wide range of sources with their internal donor databases. In addition, in August 2004, we completed the acquisition of Kamtech, Inc., a provider of wealth screening services, enabling us to further broaden our suite of wealth profiling and screening services.

  Directed Giving Programs

        Workplace Giving Programs.    In August 2004, we completed the acquisition of certain intellectual property and other assets of KindMark, Inc., a developer of corporate giving solutions. As a result of this acquisition, we now offer enhanced workplace giving tools that help corporations and nonprofits automate and support their workplace giving programs. These tools include corporate employee gift matching, volunteer tracking and management, political action committee membership and fundraising drives. Our workplace giving tools can also be combined with other modules of Kintera Sphere for an integrated solution. In addition, for corporations that have established collection campaigns for multiple nonprofits, we offer payment processing services for payroll deductions as well as standard checks, cash and credit cards, and we can disburse funds to the appropriate organizations/chapters.

        Donor Advised Funds Programs.    In September 2004, we completed the acquisition of certain intellectual property and other assets of Giving Capital, Inc., a provider of on-demand solutions for donor-advised funds and wealth management products to major financial institutions and money center banks. We provide services to these institutions to deliver donor advised fund infrastructure and support. We plan to also offer these services to community foundations and to grant receiving nonprofit organizations. We receive a setup and maintenance fee as well as variable fees based on the amount of assets being administered.

  Accounting Software and Consulting Services

        In December 2004, we completed our acquisition of American Fundware, Inc., the provider of FundWare® accounting software for nonprofit organizations and governments. As a result of this acquisition, we now offer a full suite of products designed to manage complex finances for nonprofit organizations and governments, including cities, towns, counties, governmental agencies and schools. FundWare financial management programs streamline day-to-day accounting tasks, enable organizations to spend more time on strategic financial management, and demonstrate accountability to current and potential funding sources. While we currently offer Fundware as a separate software product, we intend to build the FundWare accounting functionality into Kintera Sphere, providing a unified system for nonprofits and governments to manage, and grow, their business.

  Advocacy Services

        In March 2004, we completed the acquisition of Carol/Trevelyan Strategy Group, a provider of online advocacy solutions. As a result of this acquisition, we now offer advocacy consulting services that assist nonprofit organizations with melding offline and online strategies and tools to build membership, affinity and impact for their organizations, political campaigns and unions.

THE OFFERING

        On December 6, 2004, we completed the sale of 2,500,000 shares of our common stock for gross proceeds of $17.5 million in a private transaction with institutional investors, which we refer to in this prospectus as the private placement. This prospectus relates to the resale of up to 2,500,000 shares of our common stock sold in the private placement. We are registering our common stock for resale by the selling stockholders. The prices at which these stockholders may sell the shares will be determined by the prevailing market for the shares or in negotiated transactions. See "Plan of Distribution."

RISK FACTORS

        You should consider each of the following factors as well as the other information in this prospectus in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline, which could result in a complete loss of your investment. You should also refer to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

Because we have a limited operating history, it is difficult to evaluate our prospects.

        We incorporated in February 2000 and first achieved meaningful revenues in 2001. As a result, we will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. These risks include the following:

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  we may not increase our sales to our existing customers and expand our customer base;

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  fees related to Kintera Sphere have been our principal source of revenues, and we may not successfully introduce new services and enhance existing services of Kintera Sphere;

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  we may not effectively integrate the businesses we have acquired or may acquire in the future;

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  we may not successfully expand our sales and marketing efforts;

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  we may not attract and retain key sales, technical and management personnel; and

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  we may not effectively manage our anticipated growth.

        In addition, because of our limited operating history and the early stage of the market for online fundraising solutions, we have limited insight into trends that may emerge and affect our business.

We have a history of losses, and we may not achieve or maintain profitability.

        We have experienced operating and net losses in each fiscal quarter since our inception, and as of September 30, 2004, we had an accumulated deficit of $47.2 million. We incurred net losses of $4.5 million for the three months ended September 30, 2004 and $2.4 million for the three months ended September 30, 2003. We incurred net losses of $13.4 million for the nine months ended September 30, 2004 and $7.0 million for the nine months ended September 30, 2003. We will need to increase revenues to achieve profitability, and we may not be able to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We also may fail to accurately estimate our increased operating expenses as we grow. If our operating expenses exceed our expectations, our financial performance will be adversely affected.

Recent acquisitions and potential future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources, which could prevent us from properly servicing and maintaining customer relationships.

        Acquisitions have been an important part of our development to date. During 2004, we completed acquisitions of several complementary businesses, including Prospect Information Network, Carol/Trevelyan Strategy Group (CTSG), BNW, Inc., Kindmark, Kamtech, Inc., Giving Capital, Inc. and American Fundware, Inc. We are in the process of integrating their operations with ours and finalizing the purchase price allocation for the acquired businesses. We cannot assure you that we will succeed in completing these integration efforts in accordance with our plans and expectations. As part of our business strategy, we may continue to seek to acquire companies, services and technologies that we feel could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with important customer contacts or otherwise offer growth opportunities. Acquisitions and investments involve numerous risks, including:

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  difficulties in integrating operations, technologies, services, accounting and personnel;

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  difficulties in supporting and transitioning customers of our acquired companies;

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  diversion of financial and management resources from existing operations;

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  risks of entering new sectors of the nonprofit industry;

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  potential loss of key employees; and

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  inability to generate sufficient revenues to offset acquisition or investment costs.

        Acquisitions also frequently result in recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our operating results. In addition, the acquisition of businesses that have significant deferred revenue balances may impair our profitability in the short term due to accounting rules that result in reduced profitability on acquired contracts with deferred revenues. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted which could affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions or investments, we may not achieve the anticipated benefits of any such acquisition, and we may incur costs in excess of what we anticipate.

If we are not able to manage our growth effectively, we may not become profitable.

        Since commencing operations in 2000, we have experienced significant growth, and we anticipate that significant expansion will continue to be required to address potential market opportunities. We anticipate significantly expanding the size of our sales and marketing, product development and general and administrative staff and operations, as well as our financial and accounting controls. There can be no assurance that our infrastructure will be sufficiently scalable to manage our projected growth. For example, our anticipated growth will result in a significant increase in the volume of transactions handled by our payment processing system. If we are unable to sufficiently enhance and improve this system to handle this increased volume, our profitability and growth may suffer. There also can be no assurance that if we continue to expand our operations, management will be effective in expanding our physical facilities or that our systems, procedures or controls will be adequate to support such expansion. Our inability to manage our growth may harm our business.

Nonprofit organizations have not traditionally used the Internet or online software solutions, and they may not adopt our solution.

        The market for online fundraising solutions for nonprofit organizations is new and emerging. Nonprofit organizations have not traditionally used the Internet or online software solutions for fundraising. We cannot be certain that the market will continue to develop and grow or that nonprofit organizations will elect to adopt our solution rather than continuing to use traditional offline methods, attempting to develop software solutions internally or utilizing standardized software solutions without integrating them. Nonprofit organizations that have already invested substantial resources in other fundraising methods may be reluctant to adopt a new approach like ours to supplement or replace their existing systems or methods. In addition, increasing concerns about fraud, privacy, reliability and other problems may cause nonprofit organizations not to adopt the Internet as a method for fundraising. We expect that we will continue to need to pursue intensive marketing and sales efforts to educate prospective nonprofit organization customers about the uses and benefits of our solution. If demand for and market acceptance of our solution does not occur, we may not grow our business as we expect.

If our efforts to increase awareness of Kintera Sphere and expand sales to other sectors of the nonprofit industry do not succeed, our revenue may not increase as we expect.

        We have initially sold our Kintera Sphere solution to nonprofit organizations in the health and human services sectors, in part because they rely on special events for fundraising. Based on our experience, we believe that many nonprofit organizations in all nonprofit sectors are still unaware of the benefits that can be achieved through the use of Kintera Sphere. We intend to commit significant resources to promote awareness of Kintera Sphere, but we cannot assure you that we will be successful in this effort. Developing and maintaining awareness of Kintera Sphere is important to our success. If we fail to successfully promote Kintera Sphere, our financial condition could suffer.

        We have also begun, and intend to continue, to market Kintera Sphere and our other products and services to nonprofit organizations in additional nonprofit sectors. Organizations in these other sectors may not rely on special events or be as willing to purchase our solutions as health and human services nonprofit organizations. If we are unable to increase awareness of Kintera Sphere and expand sales to other sectors of the nonprofit industry, our revenue may not increase as we expect.

Sales cycles to major customers can be long, which makes it difficult to forecast our results.

        It typically takes us between three and nine months to complete a sale to a major customer account, but it can take us up to one year or longer. It is therefore difficult to predict the quarter in which a particular sale will occur and to forecast our sales. The period between our initial contact with a potential customer and its purchase of Kintera Sphere is relatively long due to several factors, including:

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  our need to educate potential customers about the uses and benefits of Kintera Sphere;

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  our customers have budget cycles which affect the timing of purchases; and

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  many of our customers have lengthy internal approval processes before purchasing our services.

        Any delay or failure to complete sales in a particular quarter could reduce our revenues in that quarter, as well as subsequent quarters over which revenues for the sale may be recognized. If our sales cycle unexpectedly lengthens in general or for one or more large orders, it would adversely affect the timing of our revenues.

Any failure to manage and accurately account for large amounts of donations we process could diminish the use of Kintera Sphere, which may prevent or delay our becoming profitable.

        Our ability to manage and account accurately for the online donations we process requires a high level of internal controls. We have a limited operating history in maintaining these internal controls. As our business continues to grow, we must monitor our internal controls to ensure they are effective. Our success requires significant customer and donor confidence in our ability to handle large and growing donation volumes and amounts. Any failure to maintain necessary controls or to accurately manage online donations could severely diminish nonprofit organizations' and donors' use of Kintera Sphere.

We may experience customer dissatisfaction and lose sales if our solution does not scale to accommodate a high volume of traffic and transactions.

        We seek to generate a high volume of traffic and transactions on the websites we host for our customers. A portion of our revenues depends on the number of donations raised by our customers using Kintera Sphere. Accordingly, the satisfactory performance, reliability and availability of our solution, including its processing systems and network infrastructure, are critical to our reputation and our ability to attract and retain new customers. Any system interruptions that result in the unavailability of our solution or reduced donor activity would reduce the volume of donations and may also diminish the attractiveness of our solution to our customers. Furthermore, our inability to add software and hardware or to develop and further upgrade our existing technology, payment processing systems or network infrastructure to accommodate increased traffic or increased transaction volume may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user's experience, and delays in reporting accurate financial information. There can be no assurance that we will be able to effectively upgrade and expand our systems or to integrate smoothly any new technologies with our existing systems. Any inability to do so would have an adverse effect on our ability to maintain customer relationships and grow our business.

We may not be able to develop new enhancements to or support services for Kintera Sphere at a rate required to achieve customer acceptance in our rapidly changing market.

        Although Kintera Sphere is designed to operate with a variety of network hardware and software platforms, we will need to continuously modify and enhance Kintera Sphere to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. Our future success depends on our ability to develop new enhancements to or support services for Kintera Sphere that keep pace with rapid technological developments and that address the changing needs of our nonprofit customers. We may not be successful in either developing such services or introducing them to the market in a timely manner. In addition, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our development expenses. Any failure of our services to operate effectively with the existing and future network platforms and technologies could limit or reduce the market for our services, result in customer dissatisfaction or cause our revenue growth to suffer.

If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers and safeguard confidential donor data, our reputation may be harmed and customers may be reluctant to use our service.

        We rely on encryption and authentication technology to provide secure transmission of confidential information, including customer credit card and bank account numbers, and protect confidential donor data. Identity thieves and criminals using stolen credit card or bank account numbers could still potentially circumvent our anti-fraud systems. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the technology we use to protect sensitive transaction data. If any such compromise of our security were to occur, it could result in misappropriation of our proprietary information or interruptions in our operations and have an adverse impact on our reputation. We may have to spend significant money and time protecting against such security breaches or alleviating problems caused by such breaches. If we are unable to detect and prevent unauthorized use of credit cards and bank account numbers or protect confidential donor data, our business may suffer.

If we were found subject to or in violation of any laws or regulations governing privacy or electronic fund transfers, we could be subject to liability or forced to change our business practices.

        It is possible that the payment processing component of Kintera Sphere is subject to various governmental regulations. In addition, we may be subject to the privacy provisions of the Gramm-Leach-Bliley Act and related regulations. Pending legislation at the state and federal levels may also restrict further our information gathering and disclosure practices. Existing and potential future privacy laws may limit our ability to develop new products and services that make use of data gathered through our service. The provisions of these laws and related regulations are complicated, and we do not have extensive experience with these laws and related regulations. Even technical violations of these laws can result in penalties that are assessed for each non-compliant transaction. Given the high volumes of transactions we process, if we were found to be subject to and in violation of any of these laws or regulations, our business would suffer and we would likely have to change our business practices. In addition, these laws and regulations could impose significant costs on us and make it more difficult for donors to make online donations.

System failure could harm our reputation and reduce the use of Kintera Sphere by nonprofit organizations, which could cause our revenues and operating results to decline.

        If nonprofit organizations believe Kintera Sphere to be unreliable, they will be unlikely to use Kintera Sphere which will harm our revenue and profits. Our systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, electronic virus or worm attacks and similar events. They also could be subject to break-ins, sabotage and intentional acts of vandalism. Our business interruption insurance may not be sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities could result in interruptions in our services. Interruptions in our service could harm our reputation and reduce our revenues and profits.

Our operating results have fluctuated and may fluctuate significantly, and these fluctuations may cause our stock price to fall.

        Our operating results have varied significantly in the past and will likely vary in the future as the result of fluctuations in our revenues and operating expenses. For example, our revenues increased from $5.2 million for the nine months ended September 30, 2003 to $16.0 million for the nine months ended September 30, 2004 and our net loss increased from $7.0 million for the nine months ended September 30, 2003 to $13.4 million for the nine months ended September 30, 2004. We expect that our operating expenses may increase in the future as we expand our selling and marketing activities and hire additional personnel. Our revenues in any period depend substantially on the number and size of donations that we process in that period for customer sponsored fundraising events. As a result, it is possible that in some future periods, our revenues may not meet our expectations or, due to our increased expense levels, our results of operations may be below the expectations of current or potential investors. If this occurs, the price of our common stock may decline.

Because a limited number of our customers accounts for a substantial portion of our revenues, our revenues could decline if we lose a major customer.

        A significant portion of our revenue comes from a limited number of customers. For example, 10 nonprofit organizations accounted for approximately 29% of our total revenues for the three months ended September 30, 2004. We expect that a limited number of customers will continue to account for a material portion of our revenues in each fiscal period for the foreseeable future. As a result, if we lose a major customer, if a major contract is delayed or cancelled or if a major anticipated sale is not made, our revenues could decline. In addition, customers that have accounted for significant revenue in the past may not continue to generate revenue in any future period, depending on the nature and size of their fundraising events in that period as well as the scope of their use of Kintera Sphere.

We are dependent on our management team, and the loss of any key member of this team may prevent us from achieving our business plan in a timely manner.

        Our success depends largely upon the continued services of our executive officers and other key personnel. In particular, we rely on Harry E. Gruber, M.D., our President, Chief Executive Officer and Chairman. We do not have employment agreements with our executive officers and, therefore, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees could seriously harm our business, results of operations and financial condition. We cannot assure you that in such an event we would be able to recruit personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

Because competition for highly qualified sales and software development personnel is intense, we may not be able to attract and retain the employees we need to support our planned growth.

        To execute our growth plan, we need to significantly increase the size of our sales force and software development staff. To successfully meet our objectives, we must attract and retain highly qualified sales and software development personnel with specialized skill sets focused on the nonprofit industry. Competition for qualified sales and software development personnel can be intense, and we cannot assure you that we will be successful in attracting and retaining them. The pool of qualified personnel with experience working with or selling to non-profit organizations is limited. Our ability to expand our sales team will depend on our ability to recruit, train and retain top quality people with advanced skills who understand sales to nonprofit organizations. Because the sale of online fund raising solutions is still relatively new, there is a shortage of sales personnel with the experience we need. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications for our business. In addition, it takes time for our new sales personnel to become productive, particularly with respect to obtaining major customer accounts. In many cases, newly hired sales personnel are unable to develop their skills rapidly enough, which results in a relatively high turnover rate and a corresponding increased need to make continual new hires. If we are unable to hire or retain qualified sales and software development personnel, or if newly hired personnel fail to develop the necessary skills or reach productivity slower than anticipated, it would be more difficult for us to sell our solution, and we may experience a shortfall in revenues and not achieve our planned growth.

Our failure to compete successfully against current or future competitors could cause our revenues or market share to decline.

        Our market is fragmented, competitive and rapidly evolving, and there are limited barriers to entry for some aspects of this market. We mainly face competition from four sources:

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  traditional fundraising methods;

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  custom developed solutions created by technical staff or outside custom service providers;

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  companies that offer specialized software designed to address needs of businesses across a variety of industries; and

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  companies that offer integrated software solutions designed to address the needs of nonprofit organizations.

        We compete with these companies by focusing on and committing significant resources to promote awareness of Kintera Sphere and our other products and services to nonprofit organizations, and by developing features to better meet the needs of our customers. However, the companies we compete with may have greater financial, technical and marketing resources, generate greater revenues and better name recognition than we do. These competitive pressures could cause our revenues and market share to decline.

Because we recognize revenue from upfront payments ratably over the term of the contract, downturns in sales may not be immediately reflected in our revenues.

        We have derived the substantial majority of our historical revenues from fees paid by nonprofit organizations related to their use of Kintera Sphere. The fees we receive for Kintera Sphere include upfront fees that nonprofit organizations pay for the right to access to Kintera Sphere. We recognize revenue from the upfront service fees over the term of the contract, which is typically one year or more. As a result, a portion of our revenues in each quarter is deferred revenue from contracts entered into and paid for during previous quarters. Because of this deferred revenue, the revenues we report in any quarter or series of quarters may mask significant downturns in sales and the market acceptance of Kintera Sphere.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and establish our Kintera Sphere brand.

        Our success and ability to compete depend in part on our internally developed technology and software applications. We rely on patent, trademark, copyright and trade secret laws and restrictions in the United States and other jurisdictions, together with contractual restrictions on our employees, strategic partners and customers, to protect our proprietary rights. Any of our trademarks may be challenged by others or invalidated through administrative process or litigation. We currently have one issued patent and 17 pending patent applications in the United States. We may not be successful in obtaining these patents and we may be unable to obtain additional patent protection in the future. In addition, any issued patents may not provide us with any competitive advantages, or may be challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our solution is available. As a result, we cannot assure you that our means of protecting our proprietary rights will be adequate. Furthermore, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Any such infringement or misappropriation could have a material adverse effect on our revenues and prospects for growth.

Our ability to generate increased revenues depends in part on the efforts of our strategic partners, over whom we have little control.

        Our ability to generate increased revenues depends in part upon the ability and willingness of our strategic partners to increase awareness of our solution to their customers. We cannot control the level of effort these partners expend or the extent to which any of them will be successful in increasing awareness of our solution. We may not be able to prevent these parties from devoting greater resources to support services developed by them or other third parties. If our strategic partners fail to increase awareness of our solution or to assist us in getting access to decision-makers, then we may need to increase our marketing expenses, change our marketing strategy or enter into marketing relationships with different parties, any of which could impair our ability to generate increased revenues.

Our internal control over financial reporting may not be considered effective which could result in a loss of investor confidence in our financial reports, and in turn have an adverse effect on our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2004, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report will also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls.

        The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. While we feel that our key controls are currently effective, we continue to enhance our internal controls over financial reporting by adding additional resources in key functional areas and bringing all of our operations up to the level of documentation, segregation of duties, and systems security necessary, as well as transactional control procedures required, under the new standard issued by the Public Company Accounting Oversight Board.

        We are conducting a detailed assessment of our internal controls. This process is both challenging and costly. We have identified potential control deficiencies in our system of internal controls and are in the process of remediation. We will assess whether the potential control deficiencies rise to the level of significant deficiencies or material weaknesses. If any of the deficiencies rise to the level of material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2004 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on our management's evaluation or on the effectiveness of the internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which in turn could have an adverse effect on our stock price.

Risks Related to this Offering

Our common stock price may fluctuate substantially, and your investment could suffer a decline in value.

        The market price of our common stock may be volatile and could fluctuate substantially due to many factors, including:

  •
  actual or anticipated fluctuations in our results of operations;

  •
  announcements of technological innovations or technology standards by us or our competitors;

  •
  the introduction of new products or services, or product or service enhancements by us or our competitors;

  •
  developments with respect to our or our competitors' intellectual property rights;

  •
  announcements of significant acquisitions or other agreements by us or our competitors;

  •
  our sale of common stock or other securities in the future;

  •
  the trading volume of our common stock;

  •
  conditions and trends in the nonprofit industry;

  •
  changes in our pricing policies or the pricing policies of our competitors;

  •
  changes in the estimation of the future size and growth of our markets; and

  •
  general economic and geopolitical conditions and world events.

        In addition, the stock market in general, the Nasdaq National Market, and the market for shares of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities and technology companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Because of their significant stock ownership, some of our existing stockholders will be able to exert control over us and our significant corporate decisions.

        Our executive officers, directors and their affiliates, in the aggregate, beneficially own approximately 36.3% of our outstanding common stock. As a result, these persons, acting together, will have the ability to exercise significant influence over the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any significant transaction involving us. In addition, these persons, acting together, will have the ability to exercise significant influence over the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by, among other things:

  •
  delaying, deferring, or preventing a change in control of our company;

  •
  impeding a merger, consolidation, takeover, or other business combination involving our company;

  •
  causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our future capital needs are uncertain, and we may need to raise additional funds in the future which may not be available on acceptable terms or at all.

        Our capital requirements will depend on many factors, including:

  •
  acceptance of, and demand for, Kintera Sphere and our other products and services;

  •
  the costs of developing new products, services or technology;

  •
  the extent to which we invest in new technology and product development;

  •
  the number and timing of acquisitions and other strategic transactions; and

  •
  the costs associated with the growth of our business, if any.

        We may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those or our existing stockholders. If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products and services, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements.

Our certificate of incorporation authorizes our board of directors to issue new series of preferred stock that may have the effect of delaying or preventing a change of control, which could adversely affect the value of your shares.

        Our certificate of incorporation, as amended, provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change of control of our company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

        Our certificate of incorporation, as amended, and our bylaws, as amended, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. In addition, our certificate of incorporation, as amended, and our bylaws, as amended, provide that our board of directors will be classified into three classes of directors upon consummation of this offering, with each class elected at a separate election. The existence of a staggered board could delay a potential acquiror from obtaining majority control of our board, and thus deter potential acquisitions that might otherwise provide our stockholders with a premium over the then current market price for their shares.

        In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, as amended, and our bylaws, as amended, and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

FORWARD LOOKING STATEMENTS

        This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "future," "plan," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Actual results may differ materially due to a number of factors. Actual results may differ materially from the forward-looking statements contained in this prospectus or that may be set forth in other documents that we subsequently incorporate by reference into this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        The shares are being registered hereunder for resale by the selling stockholders. We will not receive any proceeds from the sale of the shares by the selling stockholders.

DILUTION

        The pro forma net tangible book value per share of our common stock will be substantially below an assumed public offering price of $9.02. Our pro forma net tangible book value as of September 30, 2004 (after giving effect to the sale of 2,500,000 shares of our common stock on December 6, 2004 for net proceeds of $16.0 million) was approximately $63.0 million, or approximately $2.01 per share. Pro forma net tangible book value per share represents our total net tangible assets as of September 30, 2004 (after giving effect to the receipt of $16.0 million from the sale of our common stock on December 6, 2004), divided by the number of shares of our common stock outstanding at

September 30, 2004 plus 2,500,000 shares of common stock sold on December 6, 2004. Dilution in pro forma net tangible book value per share represents the difference between the amount per share of our common stock that you pay and the pro forma net tangible book value per share of our common stock immediately afterwards. Assuming an offering price of $9.02, you will incur immediate and substantial dilution of $7.01 per share. The actual prices at which the selling stockholders may sell shares of our common stock will vary from time to time. Therefore, the actual amount of dilution that you will experience, if any, will depend upon the price at the time of your purchase.

        The following table illustrates this dilution per share:

Assumed offering price per share	$9.02
Pro forma net tangible book value per share as of September 30, 2004	$2.01

Dilution per share to you	$7.01

        The above table:

  •
  Assumes no exercise of options or warrants after September 30, 2004. As of September 30, 2004, there were options outstanding to purchase a total of 4,871,368 shares of common stock at a weighted average exercise price of $5.32 per share. To the extent outstanding options are exercised, you would experience further dilution. In addition, to the extent there are purchases made under our employee stock purchase plan or warrants are exercised, you may experience further dilution.

PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of our common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of our common stock, we will file a supplement to this prospectus if then required in accordance with applicable securities law.

        The selling stockholders also may transfer the shares of our common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder's business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

        We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date on which this registration statement shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of shares of our common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

        We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the shares of our common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of December 23, 2004, by (i) each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock, (ii) each of our executive officers listed in the Summary Compensation Table contained in our Annual Report on Form 10-K/A filed with the Commission on April 29, 2004, (iii) each of our directors, (iv) all of our executive officers and directors as a group and (v) each of the selling stockholders.

        Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by such stockholder. Unless otherwise indicated, the address of the stockholders listed below is the address appearing on the cover of the registration statement of which this prospectus is part.

	Shares of Common Stock Beneficially Owned Prior to Offering			Shares of Common Stock Beneficially Owned After the Offering
			Shares Offered by This Prospectus
Name or Group of Beneficial Owners
	Number	Percentage(1)		Number	Percentage
5% Stockholder:
Wasatch Advisors, Inc.(2) 150 Social Hall Avenue Suite 400 Salt Lake City, UT 84111	4,047,554	13.0%	—	4,047,554	13.0%
Executive Officers:
Harry E. Gruber, M.D.(3)	4,097,227	13.2%	—	4,097,227	13.2%
Allen B. Gruber, M.D.	3,600,500	11.6%	—	3,600,500	11.6%
Dennis N. Berman(4)	3,327,850	10.7%	—	3,327,850	10.7%
Jeane Chen, Ph.D.(5)	119,521	*	—	119,521	*
James A. Rotherham, C.P.A.(6)	153,410	*	—	153,410	*
Directors:
Hector Garcia Molina, Ph.D.(7)	60,000	*	—	60,000	*
Alfred R. Berkeley III(8)	50,000	*	—	50,000	*
Deborah D. Rieman, Ph.D.	50,000	*	—	50,000	*
Robert J. Korzeniewski, C.P.A.(9)	52,000	*	—	52,000	*
Philip Heasley(10)	50,000	*	—	50,000	*
Executive officers and directors as a group (9 persons):	11,440,987	36.3%	—	11,440,987	36.3%
Other Selling Stockholders(11):
William D. Witter
Alexander Dawson Foundation c/o Goldman Sachs 295 Chipata Way, 4th Floor Salt Lake City, UT 84108	65,900	*	65,900	0	*
Conrad N. Hilton Foundation c/o DTCC / New York Window 55 Waters Street New York, NY 10041	165,300	*	78,100	87,200	*

Hyde Park Foundation & Machine Pension Fund c/o Morgan Stanley 230 Harborside Financial Center Plaza 3, 4th Floor Jersey City, NJ 07311	8,400	*	4,000	4,400	*
Schlumberger Master Pension Trust c/o The Northern Trust 40 Broad Street, 40th Floor New York, NY 10004	370,600	*	165,100	205,500	*
Schlumberger Foundation c/o The Northern Trust 40 Broad Street, 8th Floor New York, NY 10004	13,200	*	6,200	13,200	*
c/o J.P. Morgan Chase 4 New York Plaza New York, NY 10004
Enterprise Small Co. Growth Fund	123,300	*	123,300	0	*
EQ/Enterprise Small Co. Growth Fund	99,200	*	99,200	0	*
Southside Hospital c/o Bank of New York One Wall Street 3rd Floor, Window A New York, NY 10286	35,000	*	35,000	0	*
William D. Witter, Inc. 401K Profit Sharing c/o Depository Trust Company 55 Water Street—NY Window Concourse Level New York, NY 10041	10,300	*	10,300	0	*
Estate of William D. Witter c/o Goldman Sachs & Co. 180 Maiden Lane, 8th Floor New York, NY 10038	4,100	*	4,100	0	*
Dekko Foundation, Inc. c/o Bank of New York 55 Water Street 1st Floor New York, NY 10041	71,100	*	33,800	37,300	*

Talaria Partners LLC c/o Banc of America Prime Brokerage 231 S. LaSalle Street Chicago, IL 60697
Talaria Long/Short Opportunity Fund LP	138,662	*	39,900	98,762	*
Talaria Long/Short Opportunity International Fund Ltd	35,060	*	10,100	24,960	*
Focus Global Focus Global Fund plc c/o Morstan Nominees Morgan Stanley and Co. 25 Cabot Square Canary Wharf, London E14 4QA UK	100,000	*	100,000	0	*
Eagle & Dominion c/o Banc America Securities 9 West 57th Street New York, NY 10019
Eagle & Dominion Euro American Growth Fund LTD.	145,700	*	93,000	52,700	*
Eagle & Dominion Euro American Growth Fund L.P.	42,300	*	27,000	15,300	*
Weiss, Peck & Greer Investments c/o Goldman Sachs 1 New York Plaza, 44th Floor New York, NY 10004
WPG Select Technology QP Fund, L.P.	99,524	*	99,524	0	*
WPG Select Technology Overseas, L.P.	91,706	*	91,706	0	*
WPG Select Technology Fund, L.P.	23,056	*	23,056	0	*
Shannon River Partners, L.P. 850 3rd Avenue New York, NY 10022
Shannon River Partners, L.P.	15,000	*	15,000	0	*
Shannon River Partners II, L.P.	15,000	*	15,000	0	*
William Blair City of Dearborn c/o Comerica Bank Mail Code 3462 411 W Lafayette Detroit, MI 48226
City of Dearborn General Employees Retirement System	7,121	*	7,121	0	*
City of Dearborn Policemen & Firemen Revised Retirement System	11,324	*	11,324	0	*

Thomas B. Fordham Foundation c/o National City 4100 W 150th Street Cleveland, OH 44135	5,232	*	5,232	0	*
c/o Mellon Security Trust Company 120 Broadway, 13th Floor New York, NY 10271
Harmony American Small Cap	31,453	*	31,453	0	*
Mellon Trust of New England, N.A., solely in its capacity as Trustee for the Raytheon Master Pension Trust, (as directed by the Investment Fiduciary), and not in its individual capacity	170,158	*	170,158	0	*
Mellon Trust of New England, N.A., solely in its capacity as Trustee for the Raytheon Combined DB/DC Master Trust (as directed by the Investment Fiduciary), and not in its individual capacity	33,947	*	33,947	0	*
Mellon Trust of New England, N.A., solely in its capacity as Trustee for the Raytheon Combined DB/DC Master Trust (as directed by the Investment Fiduciary), and not in its individual capacity	35,885	*	35,885	0	*
c/o The Northern Trust 40 Broad Street, 8th Floor New York, NY 10004
Hartmarx Retirement Income Trust	14,403	*	14,403	0	*
Rush University Medical Center—Endowment	18,977	*	18,977	0	*
Rush University Medical Center—Pension & Ret.	22,811	*	22,811	0	*
c/o BB&T 223 W. Nash Street 3rd Floor, East Tower Wilson, NC 27893
Kentucky State District Council of Carpenters AEL-CIO	12,751	*	12,751	0	*
Kentucky State District Council of Carpenters Annuity Trust Fund	1,686	*	1,686	0	*

William Blair Small Cap Growth Mutual Fund c/o Depository Trust Company 55 Water Street New York, NY 10041	773,704	*	773,704	0	*
Carl C. Greer Trust c/o Merrill Lynch 101 Hudson Street, 7th Floor Jersey City, NJ 07302	3,405	*	3,405	0	*
Capital Ventures International 401 City Line Avenue, Suite 220 Bala Cynwyd, PA 19004	67,857	*	67,857	0	*
Constable Capital LLC 18300 Minnetonka Blvd. Deephaven, MN 55391
Constable Capital LLC	148,609	*	79,500	69,109	*
Constable Capital QP LLC	131,786	*	70,500	61,286	*

*
Represents less than 1%.

(1)
Applicable percentage ownership is based on 31,137,953 shares of our common stock outstanding as of December 23, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of our common stock subject to options or warrants currently exercisable, or exercisable within 60 days after December 23, 2004, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2)
Based on information contained in a statement on Schedule 13G dated August 30, 2004, as filed with the Securities and Exchange Commission, all shares are beneficially owned by Wasatch Advisors, Inc. Wasatch Advisors, Inc. is the investment advisor to Wasatch Funds, Inc., a registered investment company comprised of a series of funds under the Investment Company Act of 1940, and to a number of private separate client accounts which are the beneficial owners of shares of our common stock. When the Wasatch Funds and the separate client accounts are aggregated together, Wasatch Advisors, Inc. exercises sole dispositive power with respect to 4,047,554 shares of our common stock and sole voting power with respect to 4,037,179 shares of our common stock. Wasatch Advisors, Inc. has represented to us that it holds our stock solely for investment purposes, with no intent to control our business or affairs.

(3)
Consists of 3,712,227 shares held by Harry E. Gruber & Joan D. Cunningham TR DTD 7/12/88, and 385,000 shares held by the Gruber Children 1992 Trust.

(4)
Includes 2,977,800 shares held by Mr. Berman, 350,000 shares held by Molino Associates, LLC and 50 shares held by Mr. Berman as Custodian for one of his children under the Uniform Transfer to Minors Act.

(5)
Includes 1,139 shares and options to purchase up to 75,000 shares of our common stock exercisable within 60 days of December 23, 2004, held by Dr. Chen, 882 shares and options to purchase up to 12,500 shares of our common stock exercisable within 60 days of December 23, 2004, held by Ephraim Feig, Ph.D., Dr. Chen's spouse, and 30,000 shares held by Ephraim Feig as Custodian for Vivian Rachel Feig under the Uniform Transfers to Minors Act.

(6)
Includes 1,910 shares and options to purchase up to 150,000 shares of our common stock exercisable within 60 days of December 23, 2004, held by Mr. Rotherham and 1,500 shares of our common stock held by Christine Rotherham, Mr. Rotherham's spouse.

(7)
Includes options to purchase up to 60,000 shares of our common stock exercisable within 60 days of December 23, 2004, held by Dr. Garcia Molina.

(8)
Includes options to purchase up to 50,000 shares of our common stock exercisable within 60 days of December 23, 2004, held by Mr. Berkeley.

(9)
Includes 2,000 shares and options to purchase up to 50,000 shares of our common stock exercisable within 60 days of December 23, 2004, held by Mr. Korzeniewski.

(10)
Includes options to purchase up to 50,000 shares of our common stock exercisable within 60 days of December 23, 2004, held by Mr. Heasley.

(11)
Except as otherwise stated in this table, none of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers. Within the past three years, each of the selling stockholders acquired their respective shares of common stock through open market purchases, except for those shares set forth in this table that are being registered and offered pursuant to this prospectus, all of which were acquired in the private placement.

LEGAL MATTERS

        The validity of the common stock offered by this prospectus will be passed upon for Kintera by Morrison & Foerster LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. When used in this prospectus, the term "registration statement" includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Securities and Exchange Commission as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Securities and Exchange Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with such laws, will file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy statements, and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the operation of the public reference facilities may be obtained by calling 1 800 SEC 0330. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. We intend to furnish other reports as we may determine or as may be required by law.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a),13(c), 14 or 15(d) of the Exchange Act until the offering is complete:

  •
  Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2003;

  •
  Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders held on July 29, 2004, filed on June 23, 2004;

  •
  Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

  •
  Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 2, 2004, July 12, 2004, July 13, 2004, July 21, 2004, September 14, 2004, November 19, 2004, November 30, 2004, December 7, 2004 and December 9, 2004;

  •
  Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 3, 2004; and

  •
  The description of our common stock that is contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act that became effective on December 11, 2003, including any amendments or reports filed for the purpose of updating such description.

        We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings excluding exhibits except to the extent such exhibits are specifically incorporated by reference. You may request a copy of these filings, at no cost, by writing us at Kintera, Inc., 9605 Scranton Road, Suite 240, San Diego, California 92121 or telephoning us at (858) 795-3000.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the front of those documents.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee.

Registration fee	$2,752.71
Printing and engraving expenses	$25,000.00
Legal fees and expenses	$100,000.00
Accounting fees and expenses	$25,000.00
Transfer agent and registrar fees	$10,000.00
SG Cowen & Co., LLC placement agent fees	$700,000.00
Roth Capital Partners placement agent fees	$350,000.00
Miscellaneous fees and expenses	$100,000.00

Total	$1,312,752.70

Item 15. Indemnification of Officers and Directors.

        Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant's certificate of incorporation, as amended, and the registrant's bylaws, as amended, provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant has entered into separate indemnification agreements with its directors and executive officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or from willful misconduct).

        These indemnification provisions and the indemnification agreements entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant's executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 16. Exhibits.

Exhibit Number		Description of Document
2.1	(6)†	Agreement and Plan of Reorganization dated as of January 10, 2003 by and among the Registrant, Involve Acquisition Corporation, H2O Networks, Inc., and Dean Hollander, Lance Hollander and John Dartley
2.2	(6)†	Agreement and Plan of Merger and Reorganization dated as of September 26, 2003 by and among the Registrant, 5 Winds, Inc., Spencer Hayman, Valerie Myers, Laura Jones, David Hilmer, Matt Holland and Calendar Media Corporation
2.3	(6)†	Asset Purchase Agreement dated as of September 25, 2003 by and among the Registrant, VS Asset Acquisition, Inc., VirtualSprockets LLC, Mr. Randy Thomas Yeatts, Ms. Laura Kittleman Yeatts and Mr. David M. Barach
2.4	(8)	Agreement and Plan of Merger and Reorganization by and among the Registrant, Sunday Acquisition Corporation, Carol/Trevelyan Strategy Group, Inc. and Dan Carol, Stryder Thompkins, Greg Nelson and Stuart Trevelyan

3.2	(3)	Amended and Restated Certificate of Incorporation of the Registrant
3.4	(3)	Amended and Restated Bylaws of the Registrant
4.1	(5)	Specimen Common Stock Certificate
5.1	*	Opinion of Morrison & Foerster LLP
10.1	(1)	Form of Indemnity Agreement for directors and executive officers of the Registrant
10.2	(4)	2000 Stock Option Plan and form of Option Agreement thereunder
10.3	(3)	2003 Equity Incentive Plan and form of Option Agreement thereunder
10.4	(3)	2003 Employee Stock Purchase Plan and form of Subscription Agreement thereunder
10.5	(1)	Loan and Security Agreement dated as of September 2, 2003 by and between the Registrant and Silicon Valley Bank
10.6	(3)	San Diego Tech Center Office Building Lease dated as of August 7, 2000 by and between the Registrant and San Diego Tech Center, LLC, as amended
10.7	(3)	Form of Subscription Agreement and Investment Representation of Subscriber of shares of preferred stock of the Registrant
10.8	(3)	Form of Offer Letter for Directors of the Registrant
10.9	(7)	Form of Securities Purchase Agreement among the Company and the investors identified on the signature pages thereto, dated as of July 12, 2004
10.10	(7)	Form of Registration Rights Agreement by and among the Company and the investors signatory thereto, dated July 12, 2004.
10.11	(9)	Form of Securities Purchase Agreement among the Company and the investors identified on the signature pages thereto, dated as of November 29, 2004.
10.12	(9)	Form of Registration Rights Agreement among the Company and the investors identified on the signature pages thereto, dated as of November 29, 2004.
10.13	(10)	Stock Purchase Agreement by and among the Company and Intuit, Inc., dated as of November 14, 2004.
10.14	*	Kintera, Inc. 2004 Equity Incentive Plan (Fundware).
21.1	(2)	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-6)

*
To be filed by amendment.

†
Confidential treatment has been granted for portions of this exhibit.

(1)
Filed with initial Registration Statement on Form S-1 (File No. 333-109169) dated September 26, 2003.

(2)
Filed with Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-109169) dated October 9, 2003.

(3)
Filed with Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-109169) dated November 4, 2003.

(4)
Filed with Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-109169) dated November 28, 2003.

(5)
Filed with Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-109169) dated December 10, 2003.

(6)
Filed with Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-109169) dated December 16, 2003.

(7)
Filed on Current Report on Form 8-K on July 13, 2004.

(8)
Filed on Current Report on Form 8-K/A on November 3, 2004.

(9)
Filed on Current Report on Form 8-K on November 30, 2004.

(10)
Filed on Current Report on Form 8-K on December 9, 2004.

Item 17. Undertakings.

        (a)   The registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of such securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (d)   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 5th day of January, 2005.

KINTERA, INC.
By:	/s/ JAMES A. ROTHERHAM James A. Rotherham, C.P.A. Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Harry E. Gruber, M.D., Dennis N. Berman and James A. Rotherham, C.P.A. or any of them, as his or her attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act in connection with or related to the offering contemplated by this registration statement as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ HARRY E. GRUBER, M.D. Harry E. Gruber, M.D.	President, Chief Executive Officer and Director (Principal Executive Director)	January 5, 2005
/s/ JAMES A. ROTHERHAM James A. Rotherham, C.P.A.	Chief Financial Officer (Principal Financial and Accounting Officer)	January 5, 2005
/s/ DENNIS N. BERMAN Dennis N. Berman	Executive Vice President, Corporate Development and Director	January 5, 2005
/s/ ALLEN B. GRUBER Allen B. Gruber, M.D.	Executive Vice President, Operations and Director	January 5, 2005

/s/ HECTOR GARCIA MOLINA Hector Garcia-Molina, Ph.D.	Director	January 5, 2005
/s/ ALFRED R. BERKELEY III Alfred R. Berkeley III	Director	January 5, 2005
Philip Heasley	Director
/s/ DEBORAH D. RIEMAN Deborah D. Rieman	Director	January 5, 2005
/s/ ROBERT J. KORZENIEWSKI Robert J. Korzeniewski	Director	January 5, 2005

Index to Exhibits

Exhibit Number		Description of Document
2.1	(6)†	Agreement and Plan of Reorganization dated as of January 10, 2003 by and among the Registrant, Involve Acquisition Corporation, H2O Networks, Inc., and Dean Hollander, Lance Hollander and John Dartley
2.2	(6)†	Agreement and Plan of Merger and Reorganization dated as of September 26, 2003 by and among the Registrant, 5 Winds, Inc., Spencer Hayman, Valerie Myers, Laura Jones, David Hilmer, Matt Holland and Calendar Media Corporation
2.3	(6)†	Asset Purchase Agreement dated as of September 25, 2003 by and among the Registrant, VS Asset Acquisition, Inc., VirtualSprockets LLC, Mr. Randy Thomas Yeatts, Ms. Laura Kittleman Yeatts and Mr. David M. Barach
2.4	(8)	Agreement and Plan of Merger and Reorganization by and among the Registrant, Sunday Acquisition Corporation, Carol/Trevelyan Strategy Group, Inc. and Dan Carol, Stryder Thompkins, Greg Nelson and Stuart Trevelyan
3.2	(3)	Amended and Restated Certificate of Incorporation of the Registrant
3.4	(3)	Amended and Restated Bylaws of the Registrant
4.1	(5)	Specimen Common Stock Certificate
5.1	*	Opinion of Morrison & Foerster LLP
10.1	(1)	Form of Indemnity Agreement for directors and executive officers of the Registrant
10.2	(4)	2000 Stock Option Plan and form of Option Agreement thereunder
10.3	(3)	2003 Equity Incentive Plan and form of Option Agreement thereunder
10.4	(3)	2003 Employee Stock Purchase Plan and form of Subscription Agreement thereunder
10.5	(1)	Loan and Security Agreement dated as of September 2, 2003 by and between the Registrant and Silicon Valley Bank
10.6	(3)	San Diego Tech Center Office Building Lease dated as of August 7, 2000 by and between the Registrant and San Diego Tech Center, LLC, as amended
10.7	(3)	Form of Subscription Agreement and Investment Representation of Subscriber of shares of preferred stock of the Registrant
10.8	(3)	Form of Offer Letter for Directors of the Registrant
10.9	(7)	Form of Securities Purchase Agreement among the Company and the investors identified on the signature pages thereto, dated as of July 12, 2004
10.10	(7)	Form of Registration Rights Agreement by and among the Company and the investors signatory thereto, dated July 12, 2004.
10.11	(9)	Form of Securities Purchase Agreement among the Company and the investors identified on the signature pages thereto, dated as of November 29, 2004.
10.12	(9)	Form of Registration Rights Agreement among the Company and the investors identified on the signature pages thereto, dated as of November 29, 2004.
10.13	(10)	Stock Purchase Agreement by and among the Company and Intuit, Inc., dated as of November 14, 2004.
10.14	*	Kintera, Inc. 2004 Equity Incentive Plan (Fundware).
21.1	(2)	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see page II-4)

*
To be filed by amendment.

†
Confidential treatment has been granted for portions of this exhibit.

(1)
Filed with initial Registration Statement on Form S-1 (File No. 333-109169) dated September 26, 2003.

(2)
Filed with Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-109169) dated October 9, 2003.

(3)
Filed with Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-109169) dated November 4, 2003.

(4)
Filed with Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-109169) dated November 28, 2003.

(5)
Filed with Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-109169) dated December 10, 2003.

(6)
Filed with Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-109169) dated December 16, 2003.

(7)
Filed on Current Report on Form 8-K on July 13, 2004.

(8)
Filed on Current Report on Form 8-K/A on November 3, 2004.

(9)
Filed on Current Report on Form 8-K on November 30, 2004.

(10)
Filed on Current Report on Form 8-K on December 9, 2004.

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TABLE OF CONTENTS
OUR COMPANY
THE OFFERING
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DILUTION
PLAN OF DISTRIBUTION
PRINCIPAL AND SELLING STOCKHOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Officers and Directors.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURE
POWER OF ATTORNEY
Index to Exhibits